

Mail Stop 3561

September 3, 2009

William R. Brooks
Vice Chairman, Chief Financial Officer and Treasurer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027

      Re: Speedway Motorsports, Inc.
             Registration Statement on Form S-4
             August 7, 2009
             File No. 333-161176

Dear Mr. Brooks:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

    1.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

2.   Please limit your prospectus cover page to one page as required by Item 501(b) of Regulation S-K.

3.   As currently represented, the exchange offer appears to be open for fewer than 20 full business days due to the 5:00 pm. expiration time instead of an expiration time of midnight on the twentieth business day following the date of commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please amend your filing to state that the offer will be open at least through midnight on the twentieth business day following the date of the prospectus or through 5:00 pm on the twenty-first business day following the date of commencement. See Rule 14d-1(g)(3).

4.   Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Inside Cover Page of Prospectus

5.   Please revise your inside front cover page of the prospectus to include all of the disclosure required by Item 2(2) of Form S-4.

NASCAR-Related Information, page ii

6.   Please delete the sentence that states, "We cannot assure you that this NASCAR-related information is accurate." Attempts to limit your responsibility for information provided in your prospectus are not appropriate. Also, please move this section and your "Trademarks" section to a place after the "Risk Factors" section of your filing.

Summary of the Exchange Offer, page 3
The Exchange Offer, page 3

7.   Please revise this section to clarify that all private notes validly tendered and not validly withdrawn will be exchanged "promptly" after the expiration or termination of the offer. Refer to Rule 14e-1(c) of the Exchange Act.

8.   As a follow up to the above comment, we note that in many places in your filing you state that you will return the private notes and/or issue new notes as "promptly as practicable," which is not appropriate. As stated above, Rule 14e-1(c) requires that you exchange the notes or return the notes "promptly"

upon expiration or termination of the offer, as applicable. Please revise throughout your filing.

The Exchange Offer, page 28
Purpose and Effect, page 28

9.   Please expand your discussion of the sale of private notes to disclose the exemption from the registration requirements of the Securities Act relied upon in selling the private notes on May 19, 2009 and explain why you were entitled to rely on that exemption.

Terms of the Exchange Offer, page 28

10.   Please explain what you mean by an "invalid tender" and set out the exact circumstances in which you will not accept tendered notes. Please also delete the phrase "for any other reason."

Expiration Date; Extensions; Amendments, page 29

11.   We note your reservation of the right to amend the terms of the offer in your sole discretion. Please revise this section to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

12.   We note that you also reserve the right to delay acceptance of the private notes in your sole discretion. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

13.   You state that you will give notice of your offering's extension by press release or other public announcement no later than 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

Procedures for Tendering Private Notes, page 29

14.   Please explain here and on page 31 of your filing what you mean by "properly" completing, signing, and dating the letter of transmittal.

Withdrawal Rights, page 32

15.   Please delete the sentence in which you state that you will determine "in [y]our sole discretion" all questions as to the validity, form and eligibility of the notices of withdrawal. Alternatively, please set forth the exact circumstances in which notices will be deemed invalid.

Conditions, page 33

16.   This section is overly broad and does not set forth the objective criteria that you will use to determine whether a condition has been satisfied. Please amend this section to provide an objective measure for how you will determine whether a condition has occurred which would permit you to terminate or amend the exchange offer.

17.   As a follow up to the above comment, please delete the phrase "in our judgment."

Certain U.S. Federal Income Tax Consequences, page 76

18.   Please revise the heading to state that it is a summary of certain "material" U.S. federal income tax consequences.

19.   We note that you state that each taxpayer "should" seek advice from a tax advisor. Please revise this to state that taxpayers are encouraged to seek advice from their tax advisors.

20.   Please delete the phrase, "[t]his summary is for general information only."

21.   We note that you have not included a tax opinion. Item 601(a)(8) of Regulation S-K requires the filing of a tax opinion where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Please revise your filing to include the tax opinion required by Item 601 or advise as to why this is not necessary.

Legal Opinion, Exhibit 5.1

22.   We note that the legal opinion is limited to the laws of New York. However, we note from the table of additional registrants that there are guarantors from several other states. Please file with your next amendment the opinions covering the laws of Delaware, Georgia, Kentucky, Nevada, New Hampshire, North Carolina, Tennessee, and Texas.

23. Please delete the phrase, "that, in our experience, are normally applicable to transactions of the type contemplated by the Exchange Offer," as limiting your opinion in such a manner is not appropriate.

24. Please delete your assumption that "the performance by the Issuers of their obligations thereunder do not and will not violate, conflict with or constitute a default under any agreement or instrument to which the Issuers or their properties are subject." Assumptions regarding the performance of your client are not appropriate in a legal opinion.

Letter of Transmittal, Exhibit 99.1

25. Please revise your letter of transmittal to clarify that if your exchange offer is amended in a manner determined by the Company to constitute a material change, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Schedule 14A

Executive Compensation – Compensation Discussion and Analysis, page 9

26. We note that you have only included compensation information for three executive officers. Please note that you are required to include compensation information for your five most highly compensated executive officers, which may include executive officers of your subsidiaries. Refer to Instruction 2 to Item 402(a)(3) of Regulation S-K and Rule 3b-7 under the Exchange Act. Please include information for two other named executive officers or provide a detailed legal analysis as to why this is not necessary. Similarly revise your beneficial ownership table.

Incentive Compensation and Cash Bonuses, page 10

27. We note your discussion of the incentive compensation payment plan for 2008, which was based on an earnings target of $2.50 per share, and the payouts to Mr. Smith and Mr. Brooks. Your discussion, however, does not clearly explain how the final award amount is determined based on the earnings per share achieved. For example, please explain how the amount of incentive compensation increases or decreases based on the earnings per share achieved. Include hypothetical examples if you feel this would help investors better understand the disclosure. Please also disclose the exact formula used to determine the 2008 bonuses awarded to Mr. O. Bruton Smith and Mr. William R. Brooks.

28.   Please also disclose how you determined Mr. Marcus G. Smith's sales
        commission, including the formula used, or advise as to why this is not
        necessary.

Long-Term Equity Compensation, page 11

29.   Please explain why the compensation committee decided to award restricted
        stock, instead of options, to Mr. Marcus G. Smith and Mr. Brooks.

30.   Please disclose the exact formula used to determine how many restricted
        shares vest based on the earnings per share achieved.

Form 10-K for the fiscal year ended December 31, 2008

Item 1A. Risk Factors
Failure to be awarded a NASCAR event, page 19

31.   We note your disclosure that you are likely to incur cash and non-cash
        operating losses that negatively impact your future financial condition,
        operating results, and cash flows until a Sprint Cup Series race is held at
        Kentucky Speedway (KS). Please tell us what consideration you gave to
        accruing for these anticipated losses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35
Direct Expense of Events, page 42

32.   You state the increase in this line item also reflects current period reporting of
        certain event revenue based compensation in direct expense of events that was
        reported as general and administrative expense for 2007. Please
        supplementally clarify this disclosure for us.

Future Liquidity, page 47

33.   We note that a significant portion of your total revenue is generated under
        long-term contracts including the eight-year NASCAR television broadcast
        agreement. We also note that each NASCAR event is awarded on an annual
        basis and there is no guarantee of the continued relationship with NASCAR.
        Please provide a discussion which explains the impact on the company's
        obligations under the broadcasting agreements, including whether the
        company would incur significant penalties for non-performance, if NASCAR
        events are not awarded.

Critical Accounting Policies and Accounting Estimates, page 51
Recoverability of Equity Investment in Associated Entity

34.   Considering the significance of the net loss from your equity investment in
        Motorsports Authentics LLC (MA) in 2007 and 2009 and the impact that a
        write-off of your equity investment may have on your future operations if this
        entity continues to sustain losses, we believe a more robust discussion
        describing your policy in determining when your equity investments are other
        than temporarily impaired would be helpful to an investor. Also in this
        regard, we believe expanding your liquidity section to include a discussion on
        the company's future intent with regard to its potential increase in its
        investment in MA in the form of additional equity contributions or loans
        would provide an investor with a better understanding of the company's future
        involvement and potential impact the investment will have on the overall
        company.

Note 1: Basis of Presentation and Description of Business, page 64
Kentucky Speedway Acquisition

35.   We note a contingent payment of an additional $7.5 million relating to the
        Kentucky purchase that will commence upon satisfaction of specified
        conditions. Please tell us and revise to disclose the nature of the conditions
        that will trigger payment of the additional amounts. Also provide a discussion
        within the Future Liquidity section of your MD&A to discuss management's
        view on the likelihood of satisfying such conditions.

Note 2: Significant Accounting Policies, page 67
Naming Rights and Other Marketing Agreements

36.   We note that you earn revenue from various marketing agreements for
        sponsorships, onsite advertising, hospitality, and other promotion related
        activities and that these amounts can pertain to one or multiple events,
        speedways, or years. Please describe the terms of a typical marketing
        agreement for these types of activities (or for each type of activity), and
        disclose your recognition policy for recognizing revenue.

Goodwill and Other Intangible Assets, page 73

37.   We note that you have determined the intangible assets for race event
        sanctioning and renewal agreements to have indefinite useful lives because of
        their renewal and cash flow generations are expected to continue indefinitely.
        Please tell us and revise your disclosure to include in your impairment policy
        the fact that each NASCAR event is awarded annually, and your basis for

determining that that the renewal is expected to continue indefinitely.

Note 13: Segment Disclosures, page 94

38.   We note that you aggregate your motorsport related operating segments into one reportable segment based upon similar types and classes of customers, similar methods for providing or distributing related services, and other similar economic characteristics. Please supplementally describe for us information on the "other economic characteristics" that you considered in determining the similarity amongst the segments. Include information that shows your basis for determining that the financial performance of each activities (including specifically merchandising) are economically similar.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: R. Douglas Harmon, Esq.
        (*via facsimile*) *(704) 335-4485*